Contact

www.linkedin.com/in/garrett-evans (LinkedIn)

Top Skills

Customer Relationship Management (CRM)
Data Analysis
Project Management

Languages

English (Native or Bilingual)

Certifications

Series 7, 63

Garrett Evans

Co-Founder @ The 2.0 Collective (Techstars Austin '23)
Austin, Texas, United States

Summary

Passionate about taking the stress off out of careers. From previous leadership roles, to operationalizing career relief at The 2.0 Collective - my through line has been helping others conquer opportunities, crush roadblocks, and make lemonade out of your companies lemons

Experience

The 2.0 Collective

Co-Founder
May 2022 - Present (1 year)
Charlotte, North Carolina, United States

The 2.0 Collective is the career advancement hub for everyday professionals. Using machine-learning and on-demand, personalized career support, ambitious professionals build their very own career support system.

We strive to redefine what it means to move up in your career by getting connected with the right resources. The 2.0 Collective features "The Opportunity Pipeline," a constant stream of opportunities to help professionals create a well-rounded career.

For our enterprise clients, we help leaders reduce turnover and retain by acting on the desires of the incoming workforce for career advancement opportunities. We provide employee coaching, impact-driven plans for underrepresented professionals, and curated resources specific to each organization.

DealCloud, an Intapp Company

4 years 5 months

Head of Implementations, West / APAC
November 2020 - April 2023 (2 years 6 months)
San Francisco, California

Associate, Implementations

January 2020 - November 2020 (11 months)
San Francisco, California

Analyst, Implementations
December 2018 - January 2020 (1 year 2 months)
Charlotte, North Carolina

DealCloud is the leading provider of private capital market software for sourcing, origination and deal management to over 1,000 private equity firms, investment banks, and capital market firms worldwide.

Wells Fargo
Equity & Derivatives Trader
April 2018 - December 2018 (9 months)
Charlotte, North Carolina

Education

Western Michigan University
BBA, BBA, BS, Finance, Economics, Mathematics · (2014 - 2017)